                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           U.S. PHYSICAL THERAPY, INC.
                       (Name of Subject Company (Issuer))

                           U.S. PHYSICAL THERAPY, INC.
                        (Name of Filing Person (Issuer))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   90337L-10-8
                      (CUSIP Number of Class of Securities)

                                J. MICHAEL MULLIN
                             CHIEF FINANCIAL OFFICER
                           U.S. PHYSICAL THERAPY, INC.
                         3040 POST OAK BLVD., SUITE 222
                              HOUSTON, TEXAS 77056
                                 (713) 297-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
                            GEORGE P. BARSNESS, ESQ.
                          JOSEPH G. CONNOLLY, JR., ESQ.
                             HOGAN & HARTSON L.L.P.
                              555 13TH STREET, N.W.
                             WASHINGTON, D.C. 20007
                                 (202) 637-5600

                           CALCULATION OF FILING FEE
            TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
            ---------------------                     --------------------
                $5,500,000                                $1,100**

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 500,000 shares of Common Stock are purchased for a price per share of $11.00.

**  Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,100                            Filing Party:   U.S. Physical Therapy, Inc.
Form or Registration No.:   Amend. No. 1 to Schedule TO     Date Filed:   July 11, 2000

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.     [ ]  going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.          [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

      This Amendment No. 2 amends and supplements Amendment No. 1 to the Tender Offer Statement on Schedule TO, dated July 11, 2000, relating to the offer by U.S. Physical Therapy, Inc., a Nevada corporation ("U.S. Physical Therapy"), to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, and the accompanying letter of transmittal (which together constitute the "offer" and which were filed as Exhibit (a)(1) and (a)(2), respectively, to Amendment No. 1 to the Schedule TO), up to 500,000 shares of U.S. Physical Therapy's common stock, $.01 par value per share, at a price per share of $11.00, net to the seller in cash. This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      The information in the Offer to Purchase and the accompanying letter of transmittal, copies of which were previously filed with Amendment No. 1 to Schedule TO as Exhibit (a)(1) and (a)(2), respectively, is incorporated in this Amendment No. 2 to Schedule TO by reference to all of the applicable items in Schedule TO, except those items as to which information is specifically provided herein.

ITEM 4.   TERMS OF THE TRANSACTION.

      Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

  The offer expired at 5:00 p.m., New York City time, on Thursday, August 10, 2000. U.S. Physical Therapy accepted for payment a total of 565,000 shares at a purchase price of $11.00 per share. U.S. Physical Therapy increased the number of shares accepted for payment through the offer from 500,000 as permitted by Rule 13e-4(f)(1)(ii) of the Exchange Act to accept an additional 65,000 shares for purchase through the offer. The final proration factor for the offer is 86.2%. As of July 10, 2000, U.S. Physical Therapy had issued and outstanding 3,285,609 shares. After completion of the offer, U.S. Physical Therapy has approximately 2,720,609 shares outstanding.


ITEM 11.  ADDITIONAL INFORMATION.

       Item 11 of Schedule TO is hereby amended and supplemented by adding the following:

  On August 14, 2000, U.S. Physical Therapy issued a press release announcing, among other things, the final results of the offer, a copy of which is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.


ITEM 12.  EXHIBITS.

      (a)(1)(A) Form of Offer to Purchase, dated July 11, 2000.**

      (a)(1)(B) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).**

      (a)(1)(C) Form of Notice of Guaranteed Delivery.**

      (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

      (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

      (a)(2-4)  Not applicable.

      (a)(5)(A) Text of Press Release issued by U.S. Physical
                Therapy, Inc., dated June 30, 2000.*

      (a)(5)(B) Form of Letter to Stockholders of U.S. Physical Therapy, Inc., dated July 11, 2000, from J. Livingston Kosberg, Chairman of U.S. Physical Therapy, Inc.**

      (a)(5)(C) Text of Press Release issued by U.S. Physical Therapy, Inc., dated August 14, 2000.

      (b) The Southwest Bank of Texas N.A. Three Year $2.5 million Term Loan Agreement, dated July 1, 2000.**

      (d)       None.

      (g)       None.

      (h)       Not applicable.

*  Previously filed on Schedule TO.
** Previously filed on Amendment No. 1 to Schedule TO.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          U.S. PHYSICAL THERAPY, INC.


                                          By:     /s/ J. Michael Mullin
                                                  ---------------------
                                          Name:   J. Michael Mullin
                                          Title:  Chief Financial Officer


Dated: August 15, 2000

                                  EXHIBIT INDEX


      Exhibit No.                   Description

      (a)(1)(A)   Form of Offer to Purchase, dated July 11, 2000.**
      (a)(1)(B) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).**
      (a)(1)(C)   Form of Notice of Guaranteed Delivery.**
      (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
      (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
      (a)(2-4)    Not applicable.
      (a)(5)(A)   Text of Press Release issued by U.S. Physical Therapy,
                  Inc., dated June 30, 2000.*
      (a)(5)(B)   Form of Letter to Stockholders of U.S. Physical Therapy,
                  Inc., dated July 11, 2000, from J. Livingston Kosberg, Chairman of U.S. Physical Therapy, Inc.**
      (a)(5)(C)   Text of Press Release issued by U.S. Physical Therapy,
                  Inc., dated August 14, 2000.
      (b) The Southwest Bank of Texas N.A. Three Year $2.5 million Term Loan Agreement, dated July 1, 2000.**
      (d)         None.
      (g)         None.
      (h)         Not applicable.

*  Previously filed on Schedule TO.
**  Previously filed on Amendment No. 1 to Schedule TO.